Exhibit 7.10

LOAN AGREEMENT

Party A (Borrower):	LIN Shuipan

Party B (Lender):	CHEN Guomin

1.	Party A and Party B agree that due to the fact that Party B has not extended any loan to Party A in accordance with the Loan Note by and between Party A and Party B dated as of February 25, 2014, such Loan Note shall be terminated and have no legal effect and shall be replaced by this Loan Agreement.

2.	Party B agrees to lend Party A US$7,500,000 in cash. Party B shall be obligated to deposit said amount into a bank account located outside the People’s Republic of China designated by Party A on or before June 20, 2014.

3.	Term of the Loan: From June 20, 2014 to June 20, 2015.

4.	Loan Interest: 8.5% per annum, and the total amount of interest shall be US$637,500.

5.	Payment: The principal and interest of the loan shall be repaid in lump sum in cash by June 20, 2015.

6.	Applicable Law: This Loan Agreement will be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region of the People’s Republic of China.

7.	This Loan Agreement is in two originals with each Party holding one original.

Party A: /s/ LIN Shuipan

Party B: /s/ CHEN Guomin

Date: June 3, 2014